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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  April, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                Yes [ ]   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                Yes [ ]   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      NEUROCHEM INC.
     April 8, 2004

                                     By:            /s/David Skinner
                                         ---------------------------------------
                                                      David Skinner
                                                 Director, Legal Affairs,
                                         General Counsel and Corporate Secretary




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                                            NEUROCHEM INC.
                                            1375 Trans-Canada Highway, suite 530
[LOGO (NEUROCHEM)]                          Dorval (Quebec) H9P 2W8
________________________________________________________________________________


                        NEUROCHEM CONSOLIDATES OPERATIONS
                        AS IT REACHES NEW LEVEL OF GROWTH
          ACQUIRES STATE-OF-THE-ART FACILITIES FOR ITS NEW HEADQUARTERS

MONTREAL, CANADA, APRIL 8, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) is pleased to announce today that the Company has signed a conditional agreement to purchase the Shire BioChem facilities located in the Parc scientifique et de haute technologie de Laval for CAN$10.5 million. Upon completion of the transaction, Neurochem will relocate its headquarters and employees, corporate and scientific, on the same site. The transaction will be financed by asset-backed funding and cash on-hand.

"The Company is able to acquire the former Shire BioChem facilities in suburban Laval, Quebec, on favorable terms that entail a low outlay of capital," said Dr. Francesco Bellini, Chairman and CEO of Neurochem. "We explored a number of alternatives and this location is the best solution, given the necessity to act quickly to accommodate the rapid expansion of our workforce. Our growth over the past several years has extended Neurochem's operations out over separate sites in the Montreal area. As we expect the growth rate in the number of employees to be sustained over 2004, we are pleased to have secured a larger property, which will provide for greater efficiencies in many aspects of our daily activities. The consolidation of our operations and occupancy of the new headquarters site is scheduled for May 2004."

The building consists of approximately 160,000 square feet, 40% of which is state-of-the-art research and development space to cost-effectively support Neurochem's rapidly advancing programs in Alzheimer's disease, hemorrhagic stroke due to cerebral amyloid angiopathy and Amyloid A (AA) amyloidosis. The facility will bring together Neurochem's current 125 employees and will allow for future expansion as the Company prepares for the commercialization of its product candidates.

Given the fact that the R&D facilities presently exceed Neurochem's current needs, a portion of the building will be leased to ViroChem Pharma Inc. ViroChem is a pharmaceutical antiviral research and development organization, led by Dr. Gervais Dionne, CEO and Chief Scientific Officer and by Mr. Francois Legault, President and Chief Operating Officer.


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                                      -2-

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated as an orphan drug and as Fast Track Product candidate, is in a Phase II/III clinical trial for the treatment of AA amyloidosis. Alzhemed(TM) and Cerebril(TM) have completed a Phase II clinical trial for the treatment of Alzheimer's disease and for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy respectively. For additional information on Neurochem, please visit our website at: www.neurochem.com.

Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation as well as other risks included in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise.



FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications
lhebert@neurochem.com
---------------------
Tel: (514) 337-4646
Fax: (514) 684-7972